Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

September 13, 2012

VIA EDGAR
Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington D.C. 20549

RE:	Baird Funds, Inc. Form N-1A (Registration Nos.: 333-40128, 811-09997) Baird Short Term Bond Fund Investor Class (S000000757)

Dear Ms. Browning:

The purpose of this letter is to respond to oral comments provided by you to Rachel Spearo of U.S. Bancorp Fund Services, LLC, the Fund’s administrator, on Monday, August 27, 2012, regarding the amendment to the registration statement on Form N-1A (“Registration Statement”) filed by Baird Funds, Inc. (the “Company”) on July 17, 2012.  The filing included a prospectus and SAI for the Investor Class of the Baird Short-Term Bond Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus and SAI (General Comment)

1.
Comment:  The Staff objects to using generic references to legal authority, for example, stating that the Fund may undertake an investment activity “to the extent permitted by applicable laws” or “to the extent permitted by the 1940 Act.”  The Staff further notes that a definition of “applicable laws” to mean “the Investment Company Act of 1940, as amended, any rule, regulation or exemptive order thereunder or SEC staff interpretation thereof,” is insufficient to explain what is permissible investment activity of the Fund.  Please revise such statements in the Prospectus and SAI to include specific references to authority and explanations of the specific investment activities of the Fund.

Response: We have revised such statements accordingly.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
September 13, 2012

Prospectus – Summary Section

2.
Comment:  Please remove the statement below the Table of Contents with regard to the Fund’s privacy policy, per General Instruction C(2)(a) of Form N-1A regarding avoidance of the use of cross-references in the Prospectus.

Response: This statement has been removed.

3.
Comment:  Please clarify the presentation of Acquired Fund Fees and Expenses (AFFE) in the fee table.  If AFFE are applicable, include in the fee table (as part of “Other Expenses” or as a separate line item if over one basis point).  If AFFE are not applicable, please indicate in a supplemental response the percentage of the Fund’s assets that is expected to be invested in other investment companies, and consider whether this is a principal investment strategy of the Fund.

Response:  The Fund does not expect to incur AFFE.  If AFFE are incurred in the future, the appropriate disclosure will be made in accordance with Item 3 of Form N-1A.  The Fund currently anticipates that investments in other investment companies will be a non-principal investment strategy for the Fund and that such investments will generally range from 1% to 3% of the Fund’s assets.

4.	Comment: Please confirm that the amount of Other Expenses shown in the Fees and Expenses of the Fund table is accurate, and is a reflection of gross, rather than net, expenses.

Response:  The amount of Other Expenses of 0.05% is an accurate statement of estimated gross expenses for the Investor Class shares of the Fund for the current fiscal year.

5.
Comment:  The Staff notes that investments in other investment companies are included as a principal investment strategy in the Fund’s Item 9 disclosure, but no summary disclosure has been included in the Item 4 section regarding investments in other investment companies as a principal strategies and related risks.  If this is a principal strategy, please include appropriate disclosure in the Item 4 section of the Prospectus.  If not, please revise disclosure in the Item 9 section as appropriate to indicate that this is not a principal strategy of the Fund.

Response:  Since investments in other investment companies are currently a non-principal investment strategy for the Fund, we have removed the discussion of investments in other investment companies from the Item 9 disclosure.

6.	Comment: Please include summary disclosure in the Item 4 section of the Prospectus of all principal investment strategies and risks included in the Item 9 disclosure.

Response:  We have included summary disclosure in the Summary Section related to all principal investment strategies and related risks included in the Item 9 disclosure.

7.
Comment: Please include disclosure in the Prospectus stating that for purposes of the Fund’s policy to invest a minimum of 80% of its assets in investments suggested by the Fund’s name, “assets” is defined as net assets plus borrowings for investment purposes.

Response:  We have included the requested statement in the Item 9 disclosure.

8.	Comment: Please state specifically what “other public-sector” entities the Fund may invest in.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
September 13, 2012

Response:   We have clarified on page 7 of the Prospectus that other public-sector entities include, but are not limited to, U.S., state and local governments and their agencies and authorities, foreign government entities, and non-governmental organizations.

9.	Comment: Please specifically state what types of municipal securities the Fund may invest in.

Response: We have clarified on page 7 of the Prospectus that the types of municipal securities include, but are not limited to, taxable and, to some extent, tax-exempt general obligation and revenue bonds, as well as advance refunded and escrowed-to-maturity bonds.

10.	Comment: Please confirm that the Fund does not intend to concentrate (e.g., invest 25% or more of its assets) in a particular type of activity.

Response:  We confirm that the Fund does not intend to concentrate.

11.	Comment: Please address whether the Fund may invest in emerging markets securities.

Response:  The Fund will not invest in emerging markets.

12.
Comment:  Please consider whether the Fund’s definition of foreign debt securities as “debt obligations issued by a corporation or other issuer domiciled outside the United States that derives more than 50% of its assets or revenues from outside the U.S.; provided, however, debt obligations issued by a foreign entity that are subject to a guarantee of a U.S. corporate parent or other U.S. entity are not regarded as foreign securities” is consistent with the definition of “foreign” included in footnote 42 to Release No. IC-24828.

Response:  We consider the definition of foreign debt securities to be consistent with footnote 42 to Release No. IC-24828, which states as follows:  “The term ‘foreign’ indicates investments that are tied economically to countries outside the United States.”

13.
Comment:  Please clarify the Fund’s policy on credit quality, including an explanation of what happens if a security purchased at investment grade is downgraded to a lesser rating after purchase.  Please also include the lowest rating that may be held by the Fund.

Response:  If a security purchased at investment grade is downgraded to a lesser rating after purchase, the Advisor will consider whether to continue holding the security.  The Fund may hold securities with a “D” or similar credit rating indicating payment default.  The Summary Section of the Prospectus has been updated to include disclosures to that effect.

14.
Comment:  With regard to the statement that the Advisor attempts to keep the duration of the Fund’s portfolio substantially equal to that of its benchmark, please revise to clarify what the benchmark is and state the current duration of the benchmark.

Response:  The Fund’s benchmark, the Barclays Capital 1-3 Year U.S. Government/Credit Bond Index, and the duration of the benchmark as of June 30, 2012, have been added to the Summary Section of the Prospectus.

15.	Comment: Please identify any sectors in which the Fund focuses its investments, including the risks related to such sectors.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
September 13, 2012

Response:  The Fund does not focus its investments in any specific sectors.  However, we have added a disclosure to page 7 of the Prospectus that, from time to time, the Fund may have a significant portion of its assets invested in corporate bonds issued by companies in one or more market sectors, diversified across a range of industries within those market sectors.

16.	Comment: Please include a discussion of the Advisor’s investment selection process in the Summary Section.

Response: A summary of the Advisor’s investment selection process already appears on page 2 of the Summary Section.  However, we have slightly enhanced the summary discussion.

17.	Comment: Please state the terms that will apply to the bonds in which the Fund will invest, or, if applicable, state that the Fund will invest in bonds of all terms.

Response:  As stated on pages 2 and 6 of the Prospectus, the dollar-weighted average portfolio effective maturity of the Fund will normally be more than one year but less than three years.  However, we have added a disclosure to those pages to make clear that the Fund may invest in bonds of all maturities.

18.	Comment: Please add a discussion of general interest rate risks related to current interest rates, which are at extreme lows.

Response:   We believe the interest rate risk to be low for the Fund because it primarily invests in short-term bonds, the prices of which are much less sensitive to interest rate changes than the prices of longer-term bonds.  We have enhanced the discussion of Bond Market Risks on pages 2 and 8 to incorporate this concept.

19.	Comment: With respect to investments in mortgage-backed and asset-backed securities, please state whether the Fund will invest in exotic securities.

Response:  The Fund will not invest in exotic securities.

20.
Comment:  With respect to risks related to investments in U.S. Government obligations, please avoid using generic references to U.S. agencies, and instead include a specific disclosure related to the agency securities in which the Fund will invest.

Response: The disclosure on page 3 of the Summary Section of the Prospectus has been so revised.

21.	Comment: Please revise the narrative disclosure preceding the Average Annual Total Returns table to conform to the specific requirements of Item 4 of Form N-1A.

Response:   The after-tax return disclosure required by Item 4(b)(2)(iv) has been moved so that it appears after the table.

Prospectus - Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

22.
Comment:  Please clarify the Fund’s policy on credit quality, including an explanation of what happens if a security purchased at investment grade is downgraded to a lesser rating after purchase.  Please also include the lowest rating that may be held by the Fund.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
September 13, 2012

Response:  As stated on page 7 of the Prospectus, if a security purchased at investment grade is downgraded to a lesser rating after purchase, the Advisor will consider whether to continue holding the security.  The Fund may hold securities with a “D” or similar credit rating indicating payment default.  Page 7 of the Prospectus has been updated to include a disclosure to that effect

Prospectus – Your Account

23.	Comment: Under “Market Timing Policy,” clarify whether the Fund accommodates frequent purchases and redemptions of Fund shares. If not, so state.

Response:  The Fund does not accommodate frequent purchases and redemptions of Fund shares.  The following language is already included in the Prospectus:  “The Fund, the Advisor and affiliates thereof are prohibited from entering into arrangements with any shareholder or other person to permit frequent purchases and redemptions of Fund shares.”

24.	Comment: Please confirm whether disclosure regarding in-kind redemptions has been included in the Prospectus.

Response:  Disclosure regarding in-kind redemptions has already been included under “General Transaction Policies” in the Prospectus.

25.	Comment: With respect to the Fund’s right to reject any purchase order, please clarify that time period within which the Fund will notify an investor of a rejected purchase order.

Response:  We have added disclosure stating that an investor will be notified of a rejected purchase order within five business days.

SAI

26.	Comment: Confirm that all non-principal investment strategies are included in the SAI.

Response:  Confirmed.

27.
Comment: If principal investment strategies are included in the SAI, (a) confirm that such strategies are also included in the prospectus and (b) distinguish principal from non-principal strategies by heading.

Response:  All principal strategies are included in the Prospectus.  Appropriate language is also included to distinguish the non-principal strategies from the principal strategies in the SAI.

28.	Comment: Please include a percentage limitation on the Fund’s ability to engage in securities lending.

Response: We have added disclosure to state that securities lending is limited to one-third of the Fund’s total assets, including the value of the collateral.

29.
Comment:  Please include a discussion in the disclosure related to restricted securities explaining what steps the Fund will take to get back down to the permissible 15% holdings in illiquid securities in the event that the Fund’s illiquid holdings go above 15% after purchase.

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
September 13, 2012

Response: The requested disclosure has been added.

30.
Comment:  Please add a discussion to the disclosure related to guaranteed investment contracts (GICs) to the effect that an issuing insurance company may default, and as such, GICs are not a true guarantee.

Response: The requested disclosure has been added.

31.
Comment:  With respect to the exception “but not for leveraging” noted in Fundamental Investment Limitation #2, please include an explanation in the Fund’s disclosure on borrowings stating that the Fund has a zero percent leveraging policy.

Response: The requested disclosure has been added.

32.
Comment:  With respect to Fundamental Investment Restriction #7, please explain why the policy against concentration in issuers with principal business activities in the same industry is acceptable, and why the limitation should not be against issuers in the same industry, regardless of their principal business activities.

Response: The policy is meant to comply with Section 8(b)(1)(E) of the Investment Company Act and SEC staff guidance as set forth in Guide 19 to Form N-1A.  Guide 19 states as follows:   “In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the "Directory") published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.  Registrants selecting their own industry classifications must be reasonable and should disclose them (a) in the prospectus in the case of policy to concentrate, or (b) in the Statement of Additional Information in the case of a policy not to concentrate.”  We believe that issuers with principal business activities in the same industry share the same primary economic characteristics.  In addition, the disclosure is meant to be illustrative for shareholders.

33.
Comment: With respect to Non-Fundamental Investment Limitation #5, the Staff notes that there is no mention of investment in mortgage dollar rolls in the Prospectus or SAI beyond that included in this Limitation.  If the Fund will invest in mortgage dollar rolls, please include disclosure as appropriate in the Prospectus and/or SAI, including disclosure regarding the maintenance of segregated accounts for such investments.

Response: The Fund does not intend to invest in mortgage dollar rolls.

*   *   *   *   *   *

Please contact Rachel Spearo at 414-765-5384 if you have questions or any further comments.

Baird Funds, Inc.

By:   /s/ Andrew D. Ketter
Name:   Andrew D. Ketter
Title:     Assistant Secretary